EXHIBIT 99.1

Caledonia Mining Corporation Plc: Utilisation of the block admission in respect of ATM Sales Agreement

ST HELIER, Jersey, Dec. 16, 2025 (GLOBE NEWSWIRE) -- In accordance with Rule 29 of the AIM Rules for Companies (“the AIM Rules”), Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) gives below the information required by Schedule Six of the AIM Rules in connection with its "At the Market" or "ATM" sales agreement with Cantor Fitzgerald & Co (“Cantor”) (the “ATM Sales Agreement”), as announced on December 17, 2024.

Name of company:	Caledonia Mining Corporation Plc
Name of scheme:	ATM Sales Agreement
Period of return:	From June 16, 2025 to December 16, 2025
Number and class of securities not issued under the scheme:	4,000,000 depositary interests representing the same number of common shares
Number of securities issued/allotted under scheme during period:	Nil
Balance under scheme of securities not yet issued/allotted at end of period:	4,000,000 depositary interests representing the same number of common shares
Number and class of securities originally admitted pursuant to the scheme and the date of admission:	Nil
Contact name and telephone number:	As below

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39